Exhibit 3.1

CRESCENT BANKING COMPANY

ARTICLES OF AMENDMENT

to the

ARTICLES OF INCORPORATION

Crescent Banking Company, a corporation organized and existing under the laws of the State of Georgia (the “Corporation”), in accordance with the provisions of Section 14-2-1006 of the Georgia Business Corporation Code, hereby amends the Corporation’s Articles of Incorporation (as amended, the “Articles”) as follows:

ARTICLE I

The name of the Corporation is “Crescent Banking Company.”

ARTICLE II

Section 2.1 of the Articles is hereby amended and restated in its entirety as follow:

“Section 2.1. The Corporation shall have the authority to be exercised by the Board of Directors, or a duly authorized committee thereof, to issue not more than 50,000,000 shares of common stock, par value $1.00 per share (the “Common Stock”), and 1,000,000 shares of preferred stock, par value $1.00 per share (the “Preferred Stock”).”

ARTICLE III

Article Six of the Articles is hereby amended by deleting it in its entirety and replacing it with the following new Article Six:

“ARTICLE SIX

Certain Definitions

For purposes of these Articles of Incorporation:

(a) The term ‘person’ shall mean any individual, firm, group, corporation, partnership, association, trust or other entity (as such terms were used on October 15, 1991 for purposes of Regulation 13D-G under the 1934 Act).

(b) The term ‘Interested Shareholder’ shall mean:

(1) any person (other than the Corporation, any Subsidiary or any benefit plan of the Corporation or any Subsidiary) who or which, with its “Affiliates” and “Associates” (as such terms were October 15, 1991 in Rule 12b-2 promulgated under the 1934 Act) and any persons acting in concert with them, is the beneficial owner of fifteen percent (15%) or more of the outstanding shares of the Voting Stock;

(2) any Affiliate, Associate, representative or person acting, in concert with any person described in the foregoing subparagraph (c)(1) of this Section 6.2;

(3) any Affiliate of the Corporation that, at any time within the two-year period immediately prior to the date in question, was the beneficial owner, directly or indirectly, of fifteen percent (15%) or more of the Voting Stock (for purposes of this subsection, Voting Stock shall be deemed to include the outstanding common stock of Crescent Bank and Trust Company); and

(4) any person who is an assignee of, or has otherwise succeeded to, any shares of Voting Stock that were at any time within the two-year period immediately prior to the date in question, beneficially owned by any Interested Shareholder, if such assignment or succession occurred in the course of a transaction or series of transactions not involving a “public offering,” within the meaning of the Securities Act of 1933, as amended, (for purposes of this subsection, Voting Stock shall be deemed to include the common stock of Crescent Bank and Trust Company). Without limitation, any person that has the right to acquire any shares of Voting Stock pursuant to any agreement, or upon exercise of conversion rights, warrants, or options, or otherwise, shall be deemed a beneficial owner of such shares for purposes of determining whether such person or group, individually or together with its Affiliates and Associates, is an Interested Shareholder, but the number of shares deemed to be outstanding pursuant to this paragraph (c) of Section 6.2 shall not include any other shares of Voting Stock that may be issuable pursuant to any agreement, arrangement, or understanding, or upon exercise of conversion rights, warrants, or options, or otherwise.

(c) The term ‘Subsidiary’ shall mean any corporation of which a majority of any class of equity security is owned, directly or indirectly, by the Corporation; provided, however, that for the purposes of the definition of an Interested Shareholder set forth in Paragraph (c) of this Section 6.2, the term “Subsidiary” shall mean only a corporation of which a majority of each class of equity security is owned, directly or indirectly, by the Corporation.

(d) The term ‘Disinterested Director’ shall mean any person who:

(1) is not affiliated, associated or otherwise a representative of or acting in concert with an Interested Shareholder and who was a member of the Corporation’s Board of Directors prior to the time the Interested Shareholder became an Interested Shareholder; or

(2) any successor to a Disinterested Director who is not affiliated with an Interested Shareholder and who was (i) elected as a director or (ii) recommended (and continued to be recommended at all times before such person’s initial election as a director) for election as a director by the shareholders by a majority of the Board of Directors, if at least two-thirds (2/3) of the directors were Disinterested Directors at the time of such election or recommendation.

(e) The term ‘beneficial owner’ shall have the meaning set forth as of October 15, 1991 in Rule 13d-3 promulgated under the 1934 Act and a person shall ‘beneficially own’ securities of which it is the beneficial owner.”

ARTICLE IV

These Articles of Amendment were duly adopted on June 18, 2009.

ARTICLE V

These Articles of Amendment were adopted by the Corporation’s shareholders, in accordance with the provisions of Sections 14-2-1003 of the Georgia Business Corporation Code.

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IN WITNESS WHEREOF, Crescent Banking Company has caused these Articles of Amendment to be signed by Leland W. Brantley, Jr., its Chief Financial Officer, this 22nd day of June, 2009.

CRESCENT BANKING COMPANY

By:	/s/ Leland W. Brantley, Jr.
Name:	Leland W. Brantley, Jr.
Title:	Chief Financial Officer